

Mail Stop 4720

August 4, 2009

By U.S. Mail and Facsimile to: (212) 270-1604

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re: JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 001-05805**

Dear Mr. Cavanagh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief